Exhibit 99.16

encore Energy Corp. Announces Strategic Acquisition of Physical Uranium

TSX.V: EU

OTCQX:ENCUF

www.encoreenergycorp.com

VANCOWER, BC, April 6, 2021 IC / -enCore Energy Corp. (TSXV: EU) (OTCQX: ENCUF) (the “Company”) announces the company has executed an agreement to purchase 200,000 pounds of uranium concentrate for a purchase price of $29.65 per pound U308. This spot market purchase, made in mid-March, will be delivered into the Company’s account in mid-April. The Company utilized existing funds for this purchase. This initial purchase was made to de-risk future uranium deliveries associated with anticipated contractual production timelines from its planned ISR operations. The purchase strengthens the Company’s working capital and provides optionality in support of future capital development of its South Texas assets.

Paul Goranson, CEO stated: “encore Energy is focused on executing and expanding upon our physical uranium supply. This strategy supports our objectives to strengthen our balance sheet as uranium prices appreciate while providing inventory to support future marketing efforts which complement production with utility companies, the key purchasers in the future. encore Energy’s remaining treasury is strong and targeted for the implementation of our uranium asset strategy focused on domestic In-Situ Recovery production opportunities in the southwest United States.”

About encore Energy Corp.

encore Energy Corp. is a U.S. domestic uranium developer focused on becoming a leading in-situ recovery (ISR) uranium producer. The Company is led by a team of industry experts with extensive knowledge and experience in the development and operations of in situ recovery uranium operations. encore Energy’s opportunities are created from the Company’s transformational acquisition of its two South Texas production facilities, the changing global uranium supply/demand outlook and opportunities for industry consolidation. These short-term opportunities are augmented by our strong long term commitment to working with local indigenous communities in New Mexico where the company holds significant uranium resources.

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SOURCE encore Energy Corp.

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%SEDAR: 00029787E

For further information: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreenergycorp.com, www.encoreenergycorp.com

CO: encore Energy Corp.

c 08:00e 06-APR-21